UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission file number: 001-42189

Orangekloud Technology Inc.

(Registrant’s Name)

70 Bendemeer Road

#04-04 Luzerne

Singapore 339940

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

NASDAQ DELISTING NOTICE AND COMPANY APPEAL

As previously disclosed, on January 29, 2026, OrangeKloud Technology Inc. (the “Company”) received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that Nasdaq has initiated the process of delisting the Company’s securities from the Nasdaq Capital Market as a result of the Company’s non-compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), which requires primary securities listed on the Nasdaq Capital Market to maintain a minimum bid price of at least $1.00 per share. Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if a deficiency under the Listing Rule continues for a period of consecutive 30 consecutive business days. The Company is not eligible for a 180 day grace period under Rule 5810(c)(3)(A), in which to regain compliance, due to the fact that the Company cured a prior failure to comply with the Minimum Bid Price Rule by means of a reverse stock split in the previous twelve months.

On February 4, 2026, the Company issued a press release announcing the Staff Determination. The full text of the Press Release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Exhibit No.	Description
99.1	Press Release issued on February 4, 2026

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Orangekloud Technology Inc.

Date: February 5, 2026	By:	/s/ Goh Kian Hwa
Goh Kian Hwa
Chief Executive Officer